

September 30, 2010

Mr. Cesar Ribeiro
Chief Financial Officer
Lincoln Educational Services Corporation
200 Executive Drive, Suite 340
West Orange, NJ 07052

> **Re: Lincoln Educational Services Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed March 11, 2010**
> **Definitive Proxy Statement**
> **Filed March 24, 2010**
> **Form 10-Q for the Fiscal Quarter Ended June 30, 2010**
> **Filed August 6, 2010**
> **File No. 0-51371**

Dear Mr. Ribeiro:

    We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K

Accreditation, page 10

1. We note that three of your schools are currently undergoing re-accreditation and that the required re-accreditation dates for such schools were in August and November 2009. In future filings please disclose why such schools have not completed their re-accreditation and indicate the portion of your revenues attributable to such schools.

2. In future filings expand your table listing accreditation for your schools to specify which schools are regionally or nationally accredited. Discuss the benefits and disadvantages of either accreditation (e.g. eligibility to participate in federal financial aid programs, transferability of credits to other institutions, etc.).

Student loan defaults, page 15

3. Please indicate in future filings whether you intend to appeal the DOE's draft cohort default rate which indicated that one of your institutions had a default rate over 25%.

Eligibility and Certification Procedures, page 20

4. We note that nine of your institutions are provisionally certified. In future filings please disclose the basis for the provisional status of each school and disclose when you anticipate they will receive full certification.

Compliance with Regulatory Standards and Effect of Regulatory Violations, page 20

5. Please update your disclosure in future filings to reflect the status of the DOE's Compliance Assurance Program Review at BRI. If you do not yet have the formal report, your disclosure should explain the nature of the "several minor concerns" you reference on page 21.

"We are subject to fines and other sanctions" page 23

6. In future filings please disclose whether you reasonably believe that you have been or currently are involved in any activities that violate the restrictions on commissions, bonuses or other incentive payments to recruiters.

Management's Discussion and Analysis…, page 41

7. Please expand your disclosure in future filings to indicate the extent to which you anticipate that your loan commitments to students will increase in light of your anticipated increases in tuition. Please also address whether you anticipate that your bad debt expense will continue to increase as a percentage of revenue.

Proxy Statement

Board of Directors' Role in Risk Oversight, page 8

8. We note your statement the "Compensation Committee strives to create incentives that encourage a level of risk-taking behavior consistent with the Company's business which are appropriately balanced and do not motivate employees to take imprudent risks." Please advise us of the process the Compensation Committee undertook to reach that conclusion.

Compensation Discussion and Analysis, page 12

Base Salary, page 13

9. We note that you consider "competitive pay levels at comparable companies" when setting base salaries for your named executive officers. Explain how you do this, and if it involves benchmarking against those companies, please identify those companies and how you benchmark.

Stock Incentives, page 16

10. We note your disclosure of the factors the compensation committee considered in determining the equity awards granted to your named executive officers. As previously requested in our letter dated July 30, 2009, you should also discuss how the compensation committee considered the factors and why it determined to award the specific equity incentives to each named executive officer. Please comply in future filings. In addition, in your response letter, please provide us with draft disclosure that would have been included in your proxy for the fiscal year ended December 31, 2009.

Form 10-Q for the fiscal quarter ended June 30, 2010

"The sale of shares by our largest stockholder…" page 22

11. We note your statement that because you provided the required documentation to the DOE with respect to your institutions prior to a certain date, you "understand" that the expiration date of each Temporary PPA has been extended on a month-to-month basis. Please amend your Form 10-Q to expand this disclosure and indicate the basis for your understanding (i.e. whether the DOE has confirmed that you submitted all necessary documentation in a timely manner). Your revised disclosure should also address when you anticipate the DOE will complete its review of the application for each of your schools to participate in the Title IV programs. Disclose whether there is a maximum period of time in which these programs can continue to operate under the Temporary PPA on a month-to month basis. We note your reference to the consequences if a Temporary PPA were to "expire." Also revise your Management's Discussion and Analysis to prominently reflect the fact that each of your school's participation in the Title IV program is currently on a provisional basis that may be revoked at any time.

Please file all correspondence over EDGAR. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Jessica Plowgian, Attorney-Advisor, at (202) 551-3367, or me at (202) 551-3810 with any questions.

Sincerely,

/s

Larry Spirgel
Assistant Director